Exhibit 5.4

STERLING INC.

375 GHENT ROAD AKRON, OH 44333-4600

(330) 668-5000

Signet UK Finance plc

110 Cannon Street

London EC4N 6EU, United Kingdom

May 19, 2014

Ladies and Gentlemen,

I have acted as in-house counsel to Sterling Inc., an Ohio corporation (the “Ohio Guarantor”), in connection with the offer and sale by Signet UK Finance plc (the “Issuer”) of $400,000,000 aggregate principal amount of 4.700% Senior Notes due 2024 (the “Notes”), and the related guarantees thereof, including the guarantee of the Ohio Guarantor (the “Ohio Guarantee”), pursuant to an underwriting agreement, dated May 14, 2014 (the “Agreement”), among the Issuer, the Ohio Guarantor, the other guarantors party thereto (together with the Ohio Guarantor, the “Guarantors”) and J.P. Morgan Securities LLC, as representative of the underwriters named therein.

In so acting, I have examined originals or copies (certified or otherwise identified to my satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-195865), filed with the U.S. Securities and Exchange Commission by the Issuer and the Guarantors on May 12, 2014, (the “Registration Statement”), (ii) the prospectus, dated as of May 12, 2014 (the “Base Prospectus”), which forms a part of the Registration Statement, (iii) the preliminary prospectus supplement, dated May 14, 2014, (iv) the prospectus supplement, dated May 14, 2014 (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”), (v) the base indenture, dated as of May 19, 2014, among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee, as supplemented by the first supplemental indenture dated as of May 19, 2014 (the “Indenture”) (including the Ohio Guarantee); (vi) an executed copy of the global certificate representing the Notes; (vii) the Agreement; and (viii) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Ohio Guarantor, and have made such inquiries of such officers and representatives, as I have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, I have relied upon certificates or comparable documents of officers and representatives of the Ohio Guarantor.

Based upon the foregoing, and subject to the limitations and qualifications stated herein, I am of the opinion that:

1.	The Ohio Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the state of Ohio.

2.	The Ohio Guarantor has the corporate power and authority to enter into and perform its obligations under the Indenture and the Ohio Guarantee.

3.	The Ohio Guarantor has duly authorized the execution and delivery of the Indenture, including the Ohio Guarantee.

I am licensed to practice law only in the State of Ohio, and the foregoing opinion is limited to the laws of the State of Ohio. I am expressing no opinion as to the effect of the laws of any other State of the United States or any other jurisdiction.

I hereby consent to the filing of this opinion letter as an exhibit to a Current Report on Form 8-K of Signet Jewelers Limited filed with the Commission and thereby incorporated by reference into the Registration Statement.

Very truly yours,

STERLING INC.

/s/ George S. Frankovich

George S. Frankovich

Vice President

Secretary and General Counsel

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